

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402


03017784

NO ACT
P.E 2.5.03
1-6187

March 31, 2003

Kaye L. O'Riordan
Vice President and Corporate Secretary
Albertson's, Inc.
General Offices
250 Parkcenter Boulevard
P.O. Box 20
Boise, ID 83726

Act 1934
Section
Rule 14A-8
Public Availability 3/31/2003

Re: Albertson's, Inc.
Incoming letter dated February 5, 2003

Dear Ms. O'Riordan:

This is in response to your letter dated February 5, 2003 concerning the shareholder proposal submitted to Albertson's by Gerald R. Armstrong. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Gerald R. Armstrong
910 15th Street #754
Denver, CO 80202-2984

CR


Albertsons

Rule 14a-8(i)(3)

February 5, 2003

BY DHL EXPRESS

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D. C. 29549

Re: Shareholder Proposal Submitted by Gerald R. Armstrong for Inclusion in Albertson's, Inc.'s 2003 Proxy Materials

Ladies and Gentlemen:

Albertson's, Inc., a Delaware corporation (Albertson's), in accordance with Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), hereby requests that the staff of the Division of Corporation Finance (the "Division") of the Securities and Exchange Commission (the "Commission") indicate that it will not recommend any enforcement action to the Commission if Albertson's omits from its proxy statement and form of proxy for Albertson's 2003 Annual Meeting of Shareholders (the "2003 Proxy Materials") the shareholder proposal described below (and attached hereto as Attachment A).

The Proposal

On December 30, 2002, Albertson's received for inclusion in the 2003 Proxy Materials a proposal and supporting statement from Gerald R. Armstrong dated December 26, 2002 (the "Armstrong Proposal"). The Armstrong Proposal consisted of a paragraph stating: "That the shareholders of ALBERTSON'S, INC. request the Board of Directors to take the steps necessary in the voting on any matter by shareholders, a simple majority of the shares outstanding shall cause that matter to be binding rather than requiring the super-majority of 80% of the shares outstanding." That paragraph was followed by a supporting statement. The full text of the Armstrong Proposal is attached hereto as Attachment A.

Summary

This letter is to inform you, pursuant to Rule 14a-8(j) under the Exchange Act, that Albertson's intends to omit the Armstrong Proposal from the 2003 Proxy Materials. We believe that the Armstrong Proposal may be omitted pursuant to Rule 14a-8(i)(3) because it is false and misleading.



Rule 14a-8(i)(3)

Rule 14a-8(i)(3) of the Exchange Act provides that an issuer may exclude a shareholder proposal from its proxy materials if the proposal or supporting statement violates any of the Commission's proxy rules, including Rule 14a-9 prohibiting materially false or misleading statements in proxy soliciting materials.

Albertson's believes that the last clause of the shareholder resolution itself is inaccurate in that it suggests that all matters to be voted upon and requiring greater than a simple majority of affirmative votes would necessarily require 80% of the votes in favor. In fact, certain articles in Albertson's Restated Certificate of Incorporation may be amended by the affirmative vote of three-fourths of the outstanding shares, rather than 80%.

Albertson's also believes that the third paragraph of the supporting statement is inaccurate. The term "certain matters" is too vague and could include matters that do not require an 80% super majority vote.

We have pointed out these differences to Mr. Armstrong and requested correcting revisions. We have also drawn to his attention the no-action letter, Albertson's, Inc. (April 4, 2002), in which the staff of the Division instructed that a shareholder resolution and supporting statement, which was substantively similar to the Armstrong Proposal, be revised to delete certain false and misleading phrases. Mr. Armstrong has not responded to such request.

Conclusion

Based upon the foregoing, we hereby respectfully request a response from the Division of Corporation Finance that it will not recommend enforcement action to the Commission if Albertson's omits the Armstrong Proposal from the 2003 Proxy Materials. Should the staff of the Division disagree with our conclusion regarding the omission of the Armstrong Proposal, or should any additional information be desired in support of Albertson's position, we would appreciate an opportunity to confer with the staff of the Division concerning these matters.

If you have any questions regarding any aspect of this request, please call the undersigned at (208)395-6302.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it in the enclosed self-addressed stamped envelope.



In accordance with Rule 14a-8(j), six additional copies of this letter are enclosed. By copy of this letter, Albertson's is notifying Mr. Armstrong of its intention to omit the Armstrong Proposal from the 2003 Proxy Materials.

Thank you for your consideration.

Sincerely,

ALBERTSON'S, INC.

Kaye L. O'Riordan
Vice President and Corporate Secretary

cc: Lyle G. Ganske, Jones, Day, Reavis & Pogue
Gerald R. Armstrong

RESOLUTION

That the shareholders of ALBERTSON'S, INC. request the Board of Directors to take the steps necessary in the voting on any matter by shareholders, a simple majority of the shares outstanding shall cause that matter to be binding rather than requiring the super-majority of 80% of the shares outstanding.

STATEMENT

In past annual meetings, more than 50% of the shares were voted to replace three-year terms for directors with one-year terms. However, this has not been enacted as ALBERTSON'S has a requirement for the super-majority requiring 80% of the shares.

The super-majority provision was enacted in the 1985 annual meeting--following the model of Morrison Knudson, also of Boise--despite the objections of the proponent and the absence of confidential voting. Also, the 1980's were very good years for Albertson's--unlike recent years.

Under existing rules, if 79% of the shares outstanding vote to approve certain matters and 1% vote "no" or do not vote at all, the 1% of the shares would override the 79% majority.

The INVESTOR RESPONSIBILITY RESEARCH CENTER has reported that proposals such as this have received APPROVAL from shareholders at many major corporations.

The bi-partisan National Conference of State Legislatures has urged states to ban super-majority rules like the rule now in place.

Most professionally managed funds, including those holding substantial amounts of ALBERTSON'S shares have stated that super-majority rules are not in the best interests of shareholders.

The proxy statement for last year's annual meeting of THE HOME DEPOT in supporting the repeal of its super-majority provision states:

"the super-majority vote requirement can make it more difficult to acquire a company and may discourage transactions that stockholders may view as beneficial. After careful consideration, the Company has concluded that it is in the best interests of our stockholders to remove the provision...."

A director of ALBERTSON'S, Bonnie G. Hill, an expert in corporate governance, also serves on the board of The Home Depot and should bring good governance practices to ALBERTSON'S, and its shareholders.

The Wall Street Journal (June 19, 2000) reported a survey by the International consultancy of McKinsey & Co. shows that institutional investors would pay an 18% premium for good corporate governance and its spokesman warned that those that fail to reform will be at a competitive disadvantage in attacting capital to finance growth.

To help increase our shareholder value, please vote "FOR" this proposal.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 31, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Albertson's, Inc.
Incoming letter dated February 5, 2003

The proposal requests that the board take the steps necessary to institute simple majority voting.

We are unable to concur in your view that Albertson's may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the proposal and supporting statement may be materially false or misleading under rule 14a-9. In our view, the proposal must be revised to:

- delete the phrase "rather than requiring the super-majority of 80% of the shares outstanding"; and
- delete the paragraph that begins "Under existing rules . . ." and ends ". . . the 79% majority."

Accordingly, we will not recommend enforcement action if Albertson's omits only these portions of the proposal and supporting statement from its proxy statement in reliance on rule 14a-8(i)(3).

Sincerely,



Jennifer Bowes
Attorney-Advisor